PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN  CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND  & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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December 8, 2017

Confidential

Ms. Barbara C. Jacobs

Mr. Ryan Rohn

Ms. Christine Dietz

Mr. Jeff Kauten

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huami Corporation (CIK No. 0001720446)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on November 6, 2017

Dear Mr. Jacobs, Mr. Rohn, Ms. Dietz, and Mr. Kauten:

On behalf of our client, Huami Corporation, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 1, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 6, 2017 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

U.S. Securities and Exchange Commission

December 8, 2017

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.	We note the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of voting power to be held by affiliates following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 53 of the Revised Draft Registration Statement.

2.	Xiaomi Wearable Products contributed 97.1% and 92.1% of your revenues for December 31, 2015 and 2016, respectively. Please include a discussion of your substantial dependence on Xiaomi.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 82 of the Revised Draft Registration Statement.

Summary Consolidated Financial and Operating Data

Non-GAAP Measures, page 11

3.	Please explain why there is no impact on income taxes for the share-based compensation adjustments.

The Company respectfully advises the Staff that the share-based compensation adjustments have no impact on income taxes because (i) the Cayman holding company Huami Corporation is not subject to Cayman Islands income tax, and (ii) share-based compensation expenses are not deductible for tax purpose at the PRC level.

U.S. Securities and Exchange Commission

December 8, 2017

Risk Factors

Risks Related to Our Business, page 12

4.	Please add a risk factor disclosing any potential conflicts of interest that may arise from Mr. Liu’s relationship with Xiaomi. In this regard, you state that Mr. Liu is one of the founders and a vice president of Xiaomi. Please disclose whether you have policies in place regarding the manner in which your management will resolve any conflicts of interest.

In response to the Staff’s comment, the Company has included a risk factor on page 19 of the Revised Draft Registration Statement.

Xiaomi is our most important customer, page 12

5.	Please provide examples of better terms and services that would enable Xiaomi to engage other companies to develop similar or competing products.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

6.	Please disclose that Xiaomi is the beneficial owner of 19.3% of your ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

7.	Please clarify whether Xiaomi retains the rights to develop competing products on its own under the strategic cooperation agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

8.	Please briefly describe the material termination provisions in the strategic cooperation agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

Our future success depends on our ability, page 14

9.	Please disclose the percentage of your revenue attributable to your Amazfit brand for the fiscal year ended December 31, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

December 8, 2017

Risks Related to our ADSs and This Offering, page 36

10.	Please add a risk factor that discusses the concentration of ownership among your directors, officers and principal shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 60

11.	Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 5.D. of Form 20-F and SEC Release No. 33-8350. For example, consider discussing the trends and uncertainties associated with sustaining margins for increasingly complex and sophisticated wearable technology and your substantial dependence upon Xiaomi.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Draft Registration Statement.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues, page 66

12.	You disclose that Xiaomi Wearable Products segment revenues increased by 64.7% primarily due to the 22% increase in units shipped. Given the significant increase in revenue compared to the increase in units shipped, it would appear additional factors have impacted this increase. Please revise to address any additional factors including whether pricing impacted the increase. For example, consider disclosing the average price per unit per year to further explain the increase in revenue. Refer to the guidance in Section III.B.1 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

December 8, 2017

Gross Profit, page 66

13.	Please revise to provide a more detailed discussion of the factors contributing to the significant increase in gross margins for Xiaomi Wearable Products. Also, please revise to explain how Mi Band products impacted the increase.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Revised Draft Registration Statement.

14.	Revise to explain why an increase in volume of your self-branded products resulted in an increase in gross margins. Also, revise to explain whether you anticipate that the increase in volume will continue to result in improved gross margins.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Revised Draft Registration Statement.

Liquidity and Capital Resources

Cash flows and working capital, page 68

15.	Revise your disclosures regarding cash on hand to disaggregate by currency.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Revised Draft Registration Statement.

16.	Please revise here and on page F-41 to explain why no profit appropriation to the reserve funds was made for the year ended December 31, 2016. We refer you to Part I, Item 5. B.1.b. of Form 20-F and Rule 4-08(e) of Regulation S-X.

The Company respectfully advises the Staff that under PRC regulations, each of the Company’s PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. The Company further advises the Staff that as of December 31, 2015, the profit appropriation made to the reserve fund had already reached the required amount, 50% of the registered capital, and therefore no further reserve was required to be made for the year ended December 31, 2016.

The Company has additionally revised the disclosure on pages 70 and F-41 of the Revised Draft Registration Statement to clarify this point.

U.S. Securities and Exchange Commission

December 8, 2017

Critical Accounting Policies

Fair Value of Ordinary Shares, page 75

17.	Please provide us with a breakdown of all share options granted to date in fiscal year 2017 and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company respectfully advises the Staff that the Company has granted two batches of share options and restricted stock units in May and August 2017. The Company is in the process of preparing its interim financial information for the nine months ended September 30, 2017, including finalizing the valuation of the underlying ordinary shares, and it confirms that it will include the interim consolidated financial statements for the nine months ended September 30, 2017 in its next submission of draft registration statement and will update the disclosure on the options and the restricted units granted in its consolidated financial statements as well as in its critical accounting policy accordingly. In addition, the Company undertakes that if there are significant fluctuations in the fair values of underlying ordinary shares from period-to-period, it will describe the factors that contributed to the fluctuations in a subsequent response.

Business

Our Mobile Apps, page 90

18.	For context, please disclose the number of registered users and Mobile App MAUs for the periods ended December 31, 2016 and 2017.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

19.	Please clarify whether you generate revenue from your mobile apps.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

Intellectual Property, page 96

20.	We note your risk factor disclosure on page 16 of the trademark jointly-owned with Xiaomi Corporation, whose title is in the process of being transferred to the Company pursuant to an agreement. Please file this agreement as an exhibit to your registration statement or advise. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the agreement with Xiaomi as exhibit 10.15 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

December 8, 2017

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

21.	Revise the disclosure on page F-13 to disclose the intercompany payable to Shunyuan Kaihua.

The Company respectfully advises the Staff that Shunyuan Kaihua is a fully consolidated subsidiary and all the intercompany transaction, including intercompany payable, had been eliminated in the consolidated financial statements.

As a response to the Staff’s comment, the Company has revised the disclosure on page F-13 of the Revised Draft Registration Statement.

Note 2. Significant Accounting Policies

Revenue recognition, page F-18

22.	Expand your revenue recognition policy to identify any differences in the recognition of revenue related to your own Amazfit product.

The Company respectfully advises the Staff that the revenue recognition related to its own Amazfit product is consistent with the first three paragraphs of its revenue recognition policy disclosed on page F-18 of its consolidated financial statements in the Revised Draft Registration Statement. Specifically, the Company confirms that its contracts with customers that purchase the Amazfit product includes multiple element arrangements consistent with those disclosed on page F-18 of its consolidated financial statements and that the Company allocates revenue to all deliverables based on their relative selling prices. The Company further advises the Staff that the main difference in its revenue recognition of its own Amazfit products relates to the installment payments available to its main customer under its cooperation agreement which are not available to its customers that purchase its Amazfit products. Specifically, payment terms for the Amazfit sales are standard payment terms upon shipment.

To clarify the above, the Company has revised the disclosure on page F-18 of the Revised Draft Registration Statement.

23.	Disclose how shipping and handling fees billed to customers are presented in the financial statements. Refer to ASC 605-45-50-2.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

December 8, 2017

Recent accounting pronouncements not yet adopted, page F-24

24.	You disclose that you expect to adopt ASU 2014-09 as of January 1, 2017, whereas this pronouncement is effective for fiscal years beginning after December 15, 2017. Please clarify if you plan to early adopt ASU 2014-09.

The Company respectfully advises the Staff that the Company plans to early adopt ASU 2014-09 on January 1, 2017, and the Company has revised the disclosure on page F-24 of the Revised Draft Registration Statement to clarify the early adoption.

Note 15. Mainland China Contribution Plan, page F-40

25.	Please clarify why your provisions for the employee benefit plans that are required by Chinese labor regulations were zero for the years ended December 31, 2016 and 2015.

The Company respectfully advises the Staff that the provisions for the employee benefits plans that are required by Chinese labor regulations were RMB7.1 million and RMB19.3 million for the years ended December 31, 2015 and 2016 and were properly recorded in the consolidated financial statements. The Company has also revised the disclosure on page F-40 of the Revised Draft Registration Statement to specify the amount.

The Company further confirms that the amounts recorded in the consolidated financial statements for the years ended December 31, 2015 and 2016 were not impacted and that the change in disclosure above is only to specify the amount of the provisions that were properly recorded in its consolidated financial statements.

Note 21. Subsequent events, page F-43

26.	Revise to specify the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised the disclosure on page F-43 of the Revised Draft Registration Statement.

General

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

U.S. Securities and Exchange Commission

December 8, 2017

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

28.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company undertakes that it will provide the Staff with a copy of any graphical materials or artwork it intend to use in the prospectus.

U.S. Securities and Exchange Commission

December 8, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Mark Lian, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7156 or via email at mlian@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:

Wang Huang, Chief Executive Officer, Huami Corporation

David Cui, Chief Financial Officer, Huami Corporation

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mark Lian, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Partner, Kirkland & Ellis International LLP